Exhibit 99.1

Intec Pharma to Continue Development Collaboration to Next Phase

Accordion Pill for proprietary compound achieves in-vitro specifications

Moving into clinical pharmacokinetic (PK) study in 2019

JERUSALEM (December 6, 2018) – Intec Pharma Ltd. (NASDAQ: NTEC) (“Intec” or “the Company”) today announces that the Accordion Pill™ developed for a proprietary Novartis compound is continuing into a clinical PK study under the previously announced Feasibility and Option agreement with Novartis Pharmaceuticals. Following achievement of the required in-vitro specifications, the companies are continuing the program into a clinical PK study during the first half of 2019. The details of the therapeutic area or specific compound were not released.

“During 2018, our Intec team developed an Accordion Pill for Novartis’ proprietary compound that meets the required in vitro specifications set forth in the feasibility agreement. Novartis and Intec have mutually agreed to proceed with the program and we plan to enter the clinic in the first half of 2019.  Novartis and Intec are excited to conduct these studies to collect critical information to determine the program’s clinical and commercial potential,” stated Nadav Navon, Ph.D., Chief Operating Officer of Intec Pharma.

“We are delighted to be continuing this collaboration with Novartis in the coming year. We have met the technological challenge of developing a custom-designed Accordion Pill for this proprietary compound, and look forward to proceeding with this study,” said Jeffrey A. Meckler, Vice Chairman and Chief Executive Officer of Intec Pharma. “Our unique Accordion Pill gastric retention platform offers an opportunity to enhance the characteristics of proprietary compounds and develop innovative approaches to the treatment of a variety of diseases. Moving forward, we look to leverage this novel platform and to expand the number of collaborations with drug development companies.”

About Accordion Pill Technology

The Accordion Pill is a drug delivery system that uses biodegradable polymeric films, which combine and load drugs and inactive ingredients onto these films, folds them into an undulated shape and then places them inside a capsule. This innovative drug delivery system has a number of unique advantages based on its gastric retentive properties. With the Accordion Pill, drug is released slowly in the stomach over hours, allowing the body to absorb it more steadily. When the Accordion Pill is evacuated from the stomach, it simply dissolves in the GI tract.

The Accordion Pill’s drug release mechanism is independent of its gastric retention mechanism and the Accordion Pill can combine immediate and controlled-release profiles, thus allowing considerable flexibility in developing and/or optimizing a variety of therapies.

This novel drug delivery system can improve PK, allows for high drug loading and is ideally suited for compounds with narrow absorption windows, poor solubility or that act locally in the stomach or upper gastrointestinal area. Importantly, the Accordion Pill’s safety and efficacy have been tested in more than 30 clinical studies since Intec’s inception.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is in late-stage Phase 3 development for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various pain indications.

For more information, visit www.intecpharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our limited operating history and history of operating losses, our ability to continue as a going concern, our ability to obtain additional financing, our ability to successfully operate our business or execute our business plan, the timing and cost of our clinical trials, the completion and receiving favorable results in our clinical trials, our ability to obtain and maintain regulatory approval of our product candidates, our ability to protect and maintain our intellectual property and licensing arrangements, our ability to develop, manufacture and commercialize our product candidates, the risk of product liability claims, the availability of reimbursement, and the influence of extensive and costly government regulation. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in our most recent Annual Report on Form 20-F filed with the SEC on March 9, 2018, and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Intec Pharma Investor Contact:

Anne Marie Fields

VP-Corporate Communications & Investor Relations

646-200-8808

amf@intec-us.com

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